UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	8 February 2012
Number	05/12

BHP	BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2011

•

Strong financial results with Underlying EBITDA(1) up 8% to US$18.7 billion and Underlying EBIT(1)(2) up 6% to US$15.7 billion. Attributable profit down 6% and Attributable profit excluding exceptional items(3) down 7% to US$9.9 billion.

•	Underlying EBIT margin(4) remained in excess of 40% despite significant volatility across many of our core markets while Underlying return on capital was 28%.

•	Record production for two commodities and six operations.

•	Robust operating cash flow(5) of US$12.3 billion and a rigorous project approvals process underpin our fundamental commitment to a solid A credit rating.

•	Gearing increased to 25% following the successful acquisition of Petrohawk Energy Corporation. We will continue to focus efforts on the most productive areas of our high quality Onshore US acreage as we strive to maximise economic returns from our investment program.

•	Interim dividend of 55 US cents per share, up 20%.

Half year ended 31 December	2011	2010	Change
	US$M	US$M	%
Revenue	37,480	34,166	9.7%
Underlying EBITDA(1)	18,743	17,304	8.3%
Underlying EBIT(1)(2)	15,689	14,829	5.8%
Profit from operations	15,689	14,515	8.1%
Attributable profit – excluding exceptional items	9,941	10,700	(7.1%)
Attributable profit	9,941	10,524	(5.5%)
Net operating cash flow(5)	12,280	12,193	0.7%
Basic earnings per share – excluding exceptional items (US cents)	186.8	192.4	(2.9%)
Basic earnings per share (US cents)	186.8	189.2	(1.3%)
Underlying EBITDA interest coverage (times)(1)(3)	60.5	77.6	(22.0%)
Dividend per share (US cents)	55.0	46.0	19.6%

The financial report on pages 19 to 46 is prepared in accordance with IFRS. This news release including the financial report is unaudited. Refer to page 15 for footnotes, including explanations of the non-IFRS measures used in this announcement. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the December 2011 half year compared with the December 2010 half year, unless otherwise noted.

News Release

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2011

Strong financial results

BHP Billiton’s diversified portfolio of world class minerals and energy assets delivered another strong set of financial results. Underlying EBITDA for the December 2011 half year increased by eight per cent to US$18.7 billion while the Group’s Underlying EBIT margin remained in excess of 40 per cent despite significant volatility across many of BHP Billiton’s core markets. Underlying return on capital remained at the robust level of 28 per cent. The substantial rebasing of the company’s progressive dividend at the end of the 2011 financial year facilitated a 20 per cent increase in the interim dividend to 55 US cents per share.

Record Western Australia Iron Ore production and stronger bulk commodity and petroleum product prices were the major catalysts for the six per cent increase in Underlying EBIT. A series of operational challenges did, however, constrain margins across the broader portfolio as the temporary reduction in production at leading businesses such as Escondida (Chile) and Queensland Coal (Australia) further exacerbated underlying cost pressure.

Flexibility and focus

Importantly, those same challenges provide us with a significant opportunity as the release of latent capacity across a number of our major businesses is expected to underpin strong, positive momentum in the short to medium term. As an example, Escondida copper production is expected to increase substantially from the annualised rate recorded in the December 2011 half year as mining operations progress towards the remaining higher grade ore in the main pit.

Similarly, we retain significant flexibility within our extensive investment pipeline. In that regard, we will intensify our focus on businesses where a sustainable competitive advantage exists and superior investment returns can be generated. Our growth projects in execution now exceed US$27 billion(6).

Robust operating cash flow of US$12.3 billion in the December 2011 half year and our rigorous project approvals process underpin our fundamental commitment to a solid A credit rating. Portfolio management will also remain an integral component of our overarching strategy, consistent with our commitment to maintain a simple and scalable organisation.

Prioritising development of the liquids rich Eagle Ford shale

BHP Billiton’s net gearing ratio increased to 25 per cent in the December 2011 half year following our successful acquisition of Petrohawk Energy Corporation. We are pleased to report that the majority of Petrohawk’s highly skilled operating team have been retained with the strong production results for the December 2011 quarter a testament to the smooth nature of the transition process.

Onshore US drilling and development expenditure totalled US$1.3 billion during the December 2011 half year. In the current environment of depressed gas prices, we will continue to focus our efforts on the most productive areas of our high quality acreage as we strive to maximise the economic returns from our investment program. The development of the liquids rich Eagle Ford shale and our exploration activity within the Permian Basin is a priority and is expected to underpin an increase in the valuable liquids contribution to 20 per cent of total Onshore US production by the end of the 2015 financial year.

BHP Billiton Results for the half year ended 31 December 2011

Outlook

Economic outlook

The first half of the 2012 financial year had its challenges in terms of global economic growth reflecting continued difficulties in Europe and slowing levels of activity in the high growth economies of China and India. Two bright spots were the United States, which saw stronger growth on the back of robust performance in the manufacturing sector, and Japan, which saw a rebound in activity following the impacts of the March 2011 tsunami.

Barring an acceleration of activity in the United States housing market, both of these developed economies are likely to see modest growth in the coming quarters as the challenging global economic environment and generally weak consumer confidence is expected to weigh on underlying activity. Our base case is a protracted recovery for the developed world with the disorderly unwinding of European government debt remaining one of the key downside risks.

In China, after an extended period of policy tightening, the expected slowdown in fixed asset investment and industrial production is now occurring. As a result, growth rates are weaker although there is evidence that monetary policy is becoming more accommodating. Providing there are no large external shocks, it is expected that China will pursue targeted, albeit moderate measures to support balanced growth in its economy. While Indian growth contracted more quickly than anticipated as inflation forced policy makers to tighten aggressively, inflation has started to slow, which in time is expected to increase the scope for the relaxation of monetary policy.

In the longer term, we remain positive on the outlook for the global economy as the drivers of urbanisation and industrialisation in China, India and other emerging economies are expected to underpin global growth and robust commodities demand.

Commodities outlook

Prices for many of BHP Billiton’s products declined during the latter part of the 2011 calendar year as concerns surrounding broader European liquidity culminated in a general deterioration in commodities demand. We expect volatility in commodity markets to persist as the European sovereign debt crisis and general weakness in the manufacturing and construction sectors across key markets are expected to weigh on customer behaviour and sentiment.

However, we expect underlying demand growth rates to remain robust, so long as the macroeconomic policy setting of the developing world retains a growth bias. Of the commodities, copper and iron ore are expected to remain supported by their compelling supply-demand fundamentals while the structural shift in Chinese demand for metallurgical coal remains well entrenched. Geopolitical factors are once again likely to influence crude oil pricing. In contrast, the outlook for the aluminium, nickel and manganese alloy industries remains challenging and has led to significant margin compression for most producers, almost irrespective of their position on the various global cost curves.

In the longer term, we expect the rate of growth in steelmaking raw materials demand, particularly in China, to decelerate as underlying economic growth rates revert to a more sustainable level. Slowing activity in the steel intensive construction and infrastructure sectors is, however, expected to be partially offset by robust growth in consumption related sectors such as machinery and transportation, thereby supporting the fundamentals for iron ore and metallurgical coal. More broadly, higher cost sources of new supply will be required in an expanding market which, in turn, are expected to support long run margins for the incumbent low cost producers such as BHP Billiton.

News Release

Development projects

BHP Billiton approved five major projects during the December 2011 half year for a total investment commitment of US$4.0 billion (BHP Billiton share). Significant growth projects in the Metallurgical Coal and Energy Coal businesses moved into execution while pre-commitment expenditure of US$1.2 billion for the first phase of the Olympic Dam Project (Australia) was activated following environmental approval by the Government of South Australia and the Commonwealth, and the successful passage of the Indenture agreement through the South Australian Parliament. Subsequent to period end, BHP Billiton also announced the approval of US$779 million (BHP Billiton share) in pre-commitment funding for the first phase of the Western Australia Iron Ore (WAIO) Outer Harbour Development. Our growth projects in execution now exceed US$27 billion(6), of which US$17 billion was yet to be invested as at 31 December 2011.

Two major projects were completed in the six month period: WAIO Rapid Growth Project 5 (RGP5) and the North West Shelf CWLH Life Extension project (Australia).

Projects completed during the December 2011 half year

Customer Sector Group	Project	Capacity(i)
			Capital expenditure			Date of initial
			(US$M) (i)			production (ii)
			Budget	Actual		Target	Actual
Petroleum	North West Shelf CWLH Life Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day.	245	211	(iii)	2011	Q3 2011
Iron Ore	WAIO Rapid Growth Project 5 (Australia) BHP Billiton – 85%	Project integrated into subsequent expansion approvals that will increase WAIO capacity to 220 million tonnes per annum(iv).	4,800	4,800	(iii)	H2 2011	Q3 2011

			5,045	5,011

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Number subject to finalisation.
(iv)	Consistent with the revised scope of the iron ore development sequence.

Projects approved during the December 2011 half year

Customer Sector Group	Project	Capacity(i)	Budgeted		Target date for initial production(ii)
			capital
			expenditure
			(US$M) (i)
Petroleum	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67%	To maintain LNG plant throughput from the North West Shelf operations.	400		2016
Iron Ore	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698		H2 2012
Metallurgical Coal	Caval Ridge (Australia) BHP Billiton – 50%	Greenfield mine development and expansion of the Peak Downs Mine with capacity to produce 8 million tonnes per annum of export metallurgical coal.	2,100	(iii)	2014
Energy Coal	Cerrejon P40 Project (Colombia) BHP Billiton – 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437		2013
	Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367		2014

			4,002

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Excludes announced pre-commitment funding.

BHP Billiton Results for the half year ended 31 December 2011

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity(i)	Budgeted		Target date for initial production(ii)
			capital
			expenditure
			(US$M) (i)
Petroleum	Macedon (Australia) BHP Billiton – 71.43%	200 million cubic feet of gas per day.	1,050		2013
	Bass Strait Kipper (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet of gas per day.	900	(iii)	2012	(iii) (iv)
	Bass Strait Turrum (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	1,350	(iii)	2013	(iii)
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day.	850		2013
Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity.	2,995	(iii)	Q1 2012	(iii)
Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day.	435		Q1 2012	(iii)
	Escondida Ore Access (Chile) BHP Billiton – 57.5%	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	319		Q2 2012
Diamonds & Specialty Products	EKATI Misery Open Pit Project (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	323		2015
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 million tonnes per annum.	3,300	(v)	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum with debottlenecking opportunities to 240 million tonnes per annum.	1,900	(v)	H2 2012
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400	(v)	H2 2014
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750		H1 2014
Metallurgical Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with capacity to produce 4.5 million tonnes per annum of export metallurgical coal.	800		2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum and extends the life of the mine by 21 years.	450		2013
	Hay Point Stage Three Expansion (Australia) BHP Billiton – 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,250	(v)	2014
Energy Coal	RX1 Project (Australia) BHP Billiton – 100%	Increases run-of-mine thermal coal production by approximately 4 million tonnes per annum.	400		H2 2012	(iii)

			19,472

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	As per revised budget and/or schedule.
(iv)	Facilities ready for first production pending resolution of mercury content.
(v)	Excludes announced pre-commitment funding.

News Release

Income statement

To provide clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally and in our Supplementary Information, that excludes any exceptional items. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Half year ended 31 December	2011	2010
	US$M	US$M
Underlying EBIT	15,689	14,829
Exceptional items (before taxation)	—	(314)

Profit from operations	15,689	14,515

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2011 half year compared with the December 2010 half year:

	US$M	US$M
Underlying EBIT for the half year ended 31 December 2010		14,829
Change in volumes:
Increase in volumes	1,415
Decrease in volumes	(1,899)
		(484)
Net price impact:
Change in sales prices	2,895
Price linked costs	(120)
		2,775
Change in costs:
Costs (rate and usage)	(1,902)
Exchange rates	543
Inflation on costs	(401)
		(1,760)
Asset sales		43
Ceased and sold operations		145
New and acquired operations		252
Exploration and business development		(381)
Other		270

Underlying EBIT for the half year ended 31 December 2011		15,689

Volumes

Record production was achieved for iron ore and natural gas in the December 2011 half year.

Western Australia Iron Ore production rose to a record annualised rate of 178 million tonnes per annum (100 per cent basis) during the December 2011 quarter, reflecting the ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland. The well timed growth in iron ore volumes increased Underlying EBIT by US$1.2 billion in the December 2011 half year. In Energy Coal, stronger volumes and a higher proportion of export sales, largely associated with the accelerated expansion of our New South Wales Energy Coal business (Australia), increased Underlying EBIT by US$65 million in the period.

Notwithstanding the step change in performance achieved within those businesses, broader production challenges across the portfolio resulted in a total volume related decline in Underlying EBIT of US$484 million during the December 2011 half year. A temporary reduction in copper production at Escondida, as a result of lower grades and industrial action, was the primary driver of the decline while industrial action and the remnant effects of wet weather continued to constrain the performance of our leading Queensland Coal business.

BHP Billiton Results for the half year ended 31 December 2011

Prices

Prices for many of BHP Billiton’s products declined during the latter part of the 2011 calendar year as concerns surrounding broader European liquidity culminated in a general deterioration in commodities demand. Despite that broad based correction, higher average realised prices increased Underlying EBIT by US$2.8 billion during the December 2011 half year, net of price linked costs.

Our key steelmaking raw materials remained well supported by strong underlying demand from emerging economies such as China and India. In that regard, higher average realised prices for iron ore and metallurgical coal increased Underlying EBIT by US$2.0 billion in the December 2011 half year.

In our Petroleum business, a 38 per cent and 35 per cent increase in average realised oil and liquefied natural gas prices, respectively, contributed to a US$1.3 billion price related increase in Underlying EBIT in the December 2011 half year. In addition, higher average realised energy coal prices increased Underlying EBIT by a further US$436 million in the period.

Prices for our non-ferrous products were most affected by the decline in global economic activity and the associated shift in market sentiment. Lower average realised metals prices reduced Underlying EBIT across our Base Metals and Stainless Steel Materials businesses by a combined US$857 million.

Costs

Industry wide cost pressures remain a feature of the operating environment as consumable, labour and contractor costs continue to reflect an elevated level of mining activity. Excluding the impacts of inflation, exchange rate volatility and non-cash items, costs reduced Underlying EBIT by US$1.6 billion during the December 2011 half year. Broad increases in labour and contractor costs accounted for the majority of the reduction while the temporary decline in production at both Escondida and Queensland Coal represented another notable impact.

Non-cash items reduced Underlying EBIT by a further US$317 million reflecting the ongoing delivery of our organic growth program and exchange rate related adjustments on the carrying value of inventory.

Exchange rates

The cost related impact of the stronger Australian dollar that persisted for much of the December 2011 half year reduced Underlying EBIT by US$632 million. However, the general strengthening of the US dollar against a basket of currencies at the end of the period led to a US$1.0 billion increase in Underlying EBIT related to the positive restatement of monetary items in the balance sheet. In total, exchange rate volatility increased Underlying EBIT by US$543 million in the December 2011 half year.

The following exchange rates against the US dollar have been applied:

	Average	Average
	Half year ended	Half year ended	As at	As at	As at
	31 December	31 December	31 December	31 December	30 June
	2011	2010	2011	2010	2011
Australian dollar(i)	1.03	0.94	1.01	1.02	1.07
Chilean peso	491	496	520	468	470
Colombian peso	1,857	1,848	1,941	1,920	1,779
Brazilian real	1.70	1.72	1.87	1.66	1.57
South African rand	7.61	7.13	8.18	6.63	6.80

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressure had an unfavourable impact on all Customer Sector Groups and reduced Underlying EBIT by US$401 million during the December 2011 half year. The impact was most notable in our Australian and South African businesses, which accounted for 78 per cent of the total impact.

News Release

Asset sales

The contribution of asset sales to Underlying EBIT increased by US$43 million from the corresponding period and primarily reflected the receipt of a post closing payment that followed the 2006 divestment of our interests in Cascade and Chinook (USA).

Ceased and sold operations

The favourable currency revaluation of rehabilitation and closure provisions for ceased operations (US$138 million) was the major contributor to the US$145 million increase in Underlying EBIT.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year period for comparison. New and acquired operations increased Underlying EBIT by US$252 million in the December 2011 half year and primarily reflected the contribution from our recently acquired Onshore US business.

Exploration and business development

BHP Billiton’s exploration expense increased by US$313 million to US$723 million in December 2011 half year. The company’s US$532 million investment in minerals exploration in the period (of which US$451 million was expensed) continued to yield significant results that included a near 700 per cent increase in the Mineral Resource tonnage of the wholly owned Spence mine in northern Chile(7). In addition, potash exploration in Canada and drilling programs in the Pilbara and Bowen Basin (both Australia) have further increased BHP Billiton’s level of confidence in the Mineral Resource underpinning its extensive growth pipeline.

Petroleum exploration expenditure for the December 2011 half year was US$565 million, of which US$265 million was expensed. Guidance for petroleum exploration expenditure for the 2012 financial year is US$1.4 billion, including the new Onshore US exploration program.

Business development expenditure reduced Underlying EBIT by US$68 million in the December 2011 half year as our Metallurgical Coal business progressed its suite of growth options.

Other

The absence of specific provisions and non-cash charges that impacted the Aluminium and Base Metals businesses in the prior corresponding period largely accounted for a US$270 million increase in Underlying EBIT in the December 2011 half year.

Net finance costs

Net finance costs increased to US$383 million from US$371 million in the corresponding period. This was primarily driven by increased net interest expense on higher net debt, offset by exchange rate variations on net debt.

Taxation expense

Excluding the impacts of royalty related taxation, exceptional items and exchange rate movements, taxation expense was US$4.7 billion representing an underlying effective tax rate(3) of 30.9 per cent (31 December 2010: 30.3 per cent; 30 June 2011: 32.1 per cent).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation contributed US$462 million to taxation expense representing an effective rate of 3.0 per cent (31 December 2010: US$340 million and 2.4 per cent; 30 June 2011: US$828 million and 2.6 per cent).

BHP Billiton Results for the half year ended 31 December 2011

Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs within profit before taxation. These amounted to US$1.7 billion during the period (31 December 2010: US$1.3 billion; 30 June 2011: US$2.9 billion).

There were no exceptional items impacting taxation expense (31 December 2010: decrease of US$138 million; 30 June 2011: decrease of US$2.1 billion).

Exchange rate movements increased taxation expense by US$70 million (31 December 2010: decrease of US$1.1 billion; 30 June 2011: decrease of US$1.5 billion). The decrease compared to prior periods is predominately due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements described above, was US$5.3 billion, representing an effective rate of 34.4 per cent (31 December 2010: 24.4 per cent; 30 June 2011: 23.4 per cent).

Exceptional items

There were no exceptional items in the December 2011 half year.

Cash flows

Net operating cash flows after interest and tax increased by one per cent to US$12.3 billion in the December 2011 half year. An increase in cash generated from operations (after changes in working capital balances) of US$2.2 billion was predominantly offset by higher net income tax paid of US$1.5 billion and higher royalty related taxation payments of US$489 million.

Investing cash flows increased by US$15.7 billion primarily driven by investment in subsidiaries and operations of US$12.5 billion in the December 2011 half year. Capital and exploration expenditure totalled US$9.0 billion in the December 2011 half year. Expenditure on major growth projects was US$6.8 billion, including US$1.9 billion on Petroleum projects and US$4.9 billion on Minerals projects. Capital expenditure on sustaining and other items was US$1.1 billion. Exploration expenditure was US$1.1 billion, including US$716 million classified within net operating cash flows.

Net financing cash flows include proceeds from borrowings of US$7.3 billion partially offset by dividend payments of US$2.9 billion and debt repayments of US$1.7 billion. Proceeds from borrowings include the issuance of a three tranche Global Bond of US$3.0 billion and proceeds from Commercial Paper of US$2.8 billion.

Net debt, comprising interest bearing liabilities less cash, was US$21.5 billion which is an increase of US$15.6 billion compared to the net debt position at 30 June 2011.

News Release

Dividend

BHP Billiton has a commitment to its progressive dividend policy, irrespective of the economic climate and the Group’s growth aspirations. In that context, our Board today declared an interim dividend of 55 US cents per share, which represents a 20 per cent increase on the December 2010 equivalent payout.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 24 February 2012. Please note that all currency conversion elections must be registered by the Record Date, being 2 March 2012. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand	24 February 2012
Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE)	27 February 2012
Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	29 February 2012
Record Date (including currency conversion and currency election dates, except for rand)	2 March 2012
Payment date	22 March 2012

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 27 February and 2 March 2012 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 24 February and 2 March 2012 (inclusive).

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Capital management

The strong and predictable nature of BHP Billiton’s earnings and cash flow provides the Group with the flexibility required to sustain our progressive dividend policy while planning and executing our world class development program.

In addition, the release of latent capacity at major businesses such as Escondida, Queensland Coal and the Gulf of Mexico (USA) is expected to underpin strong momentum and returns for the company in the short to medium term as it progressively exercises its longer term growth options. In that regard, we will continue to intensify our focus on businesses where a sustainable competitive advantage exists and superior investment returns can be generated. Portfolio management will also remain an integral component of our overarching strategy, consistent with our commitment to maintain a simple and scalable organisation.

That flexibility, when coupled with a disciplined and value focused investment process, underpins our commitment to a solid A credit rating.

BHP Billiton Results for the half year ended 31 December 2011

Debt management and liquidity

In August 2011, the Group arranged a new unsecured 364 day multicurrency term and revolving credit facility to fund the acquisition of all of the issued and outstanding shares of Petrohawk Energy Corporation. The US$7.5 billion facility consisted of two tranches: a US$5.0 billion term loan and a US$2.5 billion revolving credit facility. The full amount of the term loan together with US$1.0 billion of the revolving credit facility has been cancelled. The US$1.5 billion of the revolving credit facility that remains will expire in August 2012.

The Group issued a three tranche Global Bond comprising US$1.0 billion 1.125% Senior Notes due 2014, US$750 million 1.875% Senior Notes due 2016 and US$1.25 billion 3.250% Senior Notes due 2021. As at 31 December 2011, the Group had US$2.8 billion outstanding in the US commercial paper market and the Group’s cash on hand was US$3.6 billion.

Our commitment to retain a solid A credit rating remains unchanged.

Corporate governance

There were no appointments to, or resignations from, the Board during the period.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the December 2011 half year and the corresponding period.

Half year ended 31 December		Revenue		Underlying EBIT (i)
(US$M)	2011	2010	Change %	2011	2010	Change %
Petroleum	6,754	4,905	37.7%	3,936	2,854	37.9%
Aluminium	2,557	2,343	9.1%	(67)	17	(494.1%)
Base Metals	5,250	7,067	(25.7%)	1,641	3,580	(54.2%)
Diamonds and Specialty Products	654	675	(3.1%)	86	221	(61.1%)
Stainless Steel Materials	1,358	1,905	(28.7%)	1	357	(99.7%)
Iron Ore	12,149	9,382	29.5%	7,901	5,811	36.0%
Manganese	1,087	1,196	(9.1%)	149	430	(65.3%)
Metallurgical Coal	4,390	3,952	11.1%	1,538	1,453	5.8%
Energy Coal	3,135	2,561	22.4%	787	334	135.6%
Group and unallocated items(ii)	173	206	N/A	(283)	(228)	N/A
Less: inter-segment revenue	(27)	(26)	N/A	—	—	N/A

BHP Billiton Group	37,480	34,166	9.7%	15,689	14,829	5.8%

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 6.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

Petroleum

Petroleum production increased by 36 per cent in the December 2011 half year to 109 million barrels of oil equivalent following the successful integration of the Fayetteville and Petrohawk Onshore US businesses, first production from the North West Shelf CWLH Life Extension project and strong underlying performance from our global asset portfolio.

News Release

Underlying EBIT for the December 2011 half year increased by US$1.1 billion, or 38 per cent, to US$3.9 billion. Higher prices were the major contributor to the increase in Underlying EBIT (US$1.3 billion, net of price linked costs) and reflected a 38 per cent increase in average realised oil prices to US$110.24 per barrel and a 35 per cent increase in average realised liquefied natural gas prices to US$14.03 per thousand standard cubic feet. The average realised natural gas price remained largely unchanged at US$3.85 per thousand standard cubic feet. Onshore US Underlying EBIT included a US$222 million benefit associated with legacy US gas derivatives that are in the final process of being closed out, while a US$118 million non-cash gain on the revaluation of embedded derivatives was recorded at Angostura (Trinidad and Tobago). A US$100 million post closing payment was received following the 2006 divestment of our interests in Cascade and Chinook.

From a longer term perspective, the growth potential of the Petroleum business has been significantly enhanced by the acquisition of the large, long life Fayetteville shale and Petrohawk resource basins. Onshore US drilling and development expenditure totalled US$1.3 billion during the December 2011 half year as we continued to focus on our high quality acreage. Our commitment to increase the valuable liquids contribution to 20 per cent of total Onshore US production by the end of the 2015 financial year remains unchanged.

Aluminium

Alumina sales volumes increased when compared with the corresponding period as the Alumar refinery (Brazil) continued to deliver into expanded capacity. Our smelters in southern Africa and Brazil continue to produce at, or close to, maximum technical capacity.

Underlying EBIT for the December 2011 half year declined by US$84 million to a loss of US$67 million as a modest improvement in realised prices was not sufficient to offset underlying cost pressure in the business. In that regard, higher raw material costs for inputs such as coke and caustic soda contributed to a US$104 million reduction in Underlying EBIT for the period. The average realised aluminium price increased by three per cent to US$2,391 per tonne while the average realised alumina price rose by eight per cent to US$344 per tonne.

In what remains a particularly challenging environment for the broader aluminium industry, BHP Billiton continues to drive productivity and efficiency across its integrated Aluminium business with a strong emphasis on cash flow. Completion of the US$3.0 billion (BHP Billiton share) Worsley Efficiency and Growth project (Australia) remains a priority with initial production anticipated in the first quarter of calendar year 2012. The expansion will raise capacity at the Worsley refinery by 1.1 million tonnes per annum to 4.6 million tonnes per annum (100 per cent basis).

Base Metals

Despite a strong recovery in copper volumes in the December 2011 quarter, production declined in the December 2011 half year as lower grades and industrial activity heavily constrained Escondida performance. Consistent with prior guidance, Escondida production is expected to improve significantly beyond the 2012 financial year as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit. Record mining rates were achieved at Pampa Norte (Chile) and Antamina (Peru) following the expansion of their mining fleets, while record milling rates were achieved at Cannington (Australia) and Antamina.

Underlying EBIT for the December 2011 half year decreased by US$1.9 billion to US$1.6 billion. Lower production and realised prices were the major contributors to the decline as they reduced Underlying EBIT by a combined US$1.5 billion. The impact on costs of lower ore grades at Escondida and broader cost pressure across the Base Metals portfolio contributed to a further US$487 million reduction in Underlying EBIT.

At 31 December 2011, the Group had 219,718 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.45 per pound. The final price of these sales will be determined over the remainder of the 2012 financial year. In addition, 239,156 tonnes of copper sales from the 2011 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2011 decreased Underlying EBIT by US$258 million for the period.

BHP Billiton Results for the half year ended 31 December 2011

During the December 2011 half year, pre-commitment expenditure of US$1.2 billion for the first phase of the Olympic Dam Project was activated following environmental approval by the Government of South Australia and the Commonwealth, and the successful passage of the Indenture agreement through the South Australian Parliament. In addition, the longer term development potential of the Base Metals portfolio was further enhanced by a near 700 per cent increase in the Mineral Resources tonnage(7) at Spence.

Diamonds and Specialty Products

As anticipated, diamond production in the December 2011 half year was lower than the prior corresponding period. EKATI (Canada) production is expected to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

Underlying EBIT for the December 2011 half year declined by US$135 million to US$86 million despite stronger diamond and titanium prices that increased Underlying EBIT by US$160 million. The decline in production at EKATI, which reduced Underlying EBIT by US$160 million, was the major contributing factor to the compression of operating margins. The acceleration of our potash exploration program in Canada and Africa reduced Underlying EBIT by a further US$81 million.

In potash, significant progress continues to be achieved at Jansen (Canada) following completion of the freeze plant in August 2011. Ground freezing is now well underway and excavation has commenced for both the production and service shafts. The Port of Vancouver has been selected as the preferred port location and the permitting process is underway.

During the December 2011 quarter, BHP Billiton announced a review of its diamonds business, including the Group’s interests in the EKATI Diamond Mine. The process is ongoing and could continue through the first half of the 2012 calendar year. Subsequent to period end, BHP Billiton announced that it had exercised an option to sell its 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto. Completion of the sale is conditional upon the fulfilment of customary regulatory approvals with the final consideration to be determined according to an agreed valuation process.

Stainless Steel Materials

Nickel production was lower during the December 2011 half year reflecting restricted hydrogen supply and maintenance at the Nickel West (Australia) smelter and refinery operations. Cerro Matoso (Colombia) returned to full capacity during the December 2011 half year following the successful replacement of the Line 1 furnace.

Underlying EBIT for the December 2011 half year decreased by US$356 million to US$1 million. Lower volumes and weaker prices (net of price linked costs) reduced Underlying EBIT by US$133 million and US$106 million respectively. Higher maintenance charges at Nickel West and an increase to the electricity tariff at Cerro Matoso contributed to broader cost pressure which reduced Underlying EBIT by US$96 million.

The commissioning of the Nickel West Mt Keith Talc Redesign Project and construction of the new hydrogen plant at Nickel West Kwinana form part of a targeted program of business improvement.

Iron Ore

The consistent deployment of capital across BHP Billiton’s world class Iron Ore business underpinned yet another period of record iron ore production. The ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland facilitated an increase in WAIO production to the annualised rate of 178 million tonnes per annum (100 per cent basis) in the December 2011 quarter.

News Release

Underlying EBIT for the December 2011 half year increased by US$2.1 billion to US$7.9 billion. Record production and an 11 per cent and 14 per cent increase in fines and lump iron ore prices, respectively, increased Underlying EBIT by US$2.2 billion, net of price linked costs. While the reduction in contractor margin that followed the acquisition of the HWE Mining subsidiaries will be sustained in future periods, one-off integration costs, an increase in exploration expense and a rise in depreciation more than accounted for the cost savings achieved in the December 2011 half year.

BHP Billiton’s commitment to respond to growing customer demand for iron ore was further reinforced by the approval of the US$698 million (BHP Billiton share) WAIO Orebody 24 mine in the December 2011 quarter. Subsequent to period end, BHP Billiton also announced the approval of US$779 million (BHP Billiton share) in pre-commitment funding for the first phase of the WAIO Outer Harbour Development. This investment takes the cumulative commitment to iron ore growth projects in execution to over US$11 billion(8)(9).

Manganese

Record half year sales volumes at Hotazel (South Africa) contributed to an 11 per cent increase in manganese ore sales in the December 2011 half year while alloy production remained unchanged from the prior corresponding period.

Underlying EBIT decreased by US$281 million in the December 2011 half year to US$149 million. A 22 per cent decline in average realised ore prices and a 10 per cent decline in average realised alloy prices represented the major drag on profitability and reduced Underlying EBIT by US$223 million, net of price linked costs. Margin compression was further exacerbated by an increase in raw material costs which reduced Underlying EBIT by US$69 million.

The US$167 million (BHP Billiton share) GEEP2 expansion project will further solidify GEMCO (Australia) as the largest and lowest cost operation in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis) with first production scheduled for the second half of the 2013 calendar year.

Metallurgical Coal

Metallurgical Coal production remained constrained in the December 2011 half year as our leading Queensland Coal business was affected by the remnant effects of wet weather, industrial action associated with ongoing labour negotiations and geotechnical issues at the Gregory Crinum longwall. While system capability is no longer constrained by the 2011 floods, the extent to which industrial action will continue to impact production, sales and unit costs is difficult to predict.

Underlying EBIT increased by US$85 million to US$1.5 billion in the December 2011 half year. The 31 per cent and 20 per cent increase in hard coking coal and weak coking coal prices, respectively, increased Underlying EBIT by US$927 million (net of price linked costs) and underpinned record profitability at Illawarra Coal (Australia) over the six month period. In contrast, a 15 per cent decline in sales volumes at Queensland Coal reduced Underlying EBIT by US$216 million while higher costs, that partly reflected our flood recovery efforts, reduced Underlying EBIT by a further US$481 million. The rapid progression of our development pipeline also led to an increase in exploration and business development costs in the period.

BHP Billiton announced approval of the Caval Ridge mine development and associated Peak Downs mine expansion (both Australia) in the December 2011 half year. The US$2.1 billion project (BHP Billiton share) will add eight million tonnes per annum (100 per cent basis) of high quality coking coal capacity with first production anticipated in the 2014 calendar year. A subsequent, low cost expansion to 10 million tonnes per annum is anticipated. Following this significant investment commitment, metallurgical coal projects in execution total US$4.9 billion(8).

BHP Billiton Results for the half year ended 31 December 2011

Energy Coal

Half yearly production records were achieved at New South Wales Energy Coal and Cerrejon Coal (Colombia), two of BHP Billiton’s high value, export oriented energy coal operations. A decline in production was reported at the domestically focused San Juan Coal mine (USA) following an underground fire which led to the suspension of operations in the period.

Underlying EBIT increased by US$453 million to US$787 million. A 22 per cent and 11 per cent increase in export and domestic coal prices, respectively, increased Underlying EBIT by US$391 million, net of price linked costs. Stronger volumes and a higher proportion of export sales, largely associated with the accelerated expansion of New South Wales Energy Coal, increased Underlying EBIT by US$65 million.

During the December 2011 half year, BHP Billiton approved a further eight million tonne per annum (100 per cent basis) expansion of the world class Cerrejon coal mine. The US$437 million project (BHP Billiton share) will increase export capacity to approximately 40 million tonnes per annum (100 per cent basis), with first production anticipated in the 2013 calendar year. In addition, the partners approved the third phase of expansion of the Newcastle Coal Infrastructure Group’s (NCIG) coal handling facility in Newcastle (Australia). BHP Billiton also confirmed that first production from the New South Wales Energy Coal RX1 project is expected in the second half of the 2012 calendar year, one year ahead of schedule. The RX1 project will increase run-of-mine thermal coal production by approximately four million tonnes per annum.

Group and Unallocated items

The Underlying EBIT expense for Group and Unallocated in the December 2011 half year increased by US$55 million to US$283 million. Higher corporate and information technology costs were partly offset by a foreign exchange related restatement of the Newcastle steelworks rehabilitation provision.

The following notes explain the terms used throughout this profit release:

(1)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$3,054 million for the half year ended 31 December 2011 and US$2,475 million for the half year ended 31 December 2010. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 6.

(3)	Other non-IFRS measures are defined as follows:

•	Attributable profit excluding exceptional items – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 3 to the financial report.

•	Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.

•	Underlying effective tax rate – comprises Total taxation expense excluding Royalty related taxation, Exceptional items and Exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

(4)	Underlying EBIT margin comprises Underlying EBIT excluding third party EBIT, divided by revenue net of third party product revenue.

(5)	Net operating cash flows are after net interest and taxation.

(6)	Includes announced pre-commitment funding for projects in execution, and pre-commitment funding for the Jansen potash project, the Olympic Dam Project and the WAIO Outer Harbour Development. All references to capital expenditure are BHP Billiton’s share.

(7)	Competent Person – J. Céspedes (MAusIMM).

The statement of Mineral Resources is presented on a 100 per cent basis and is based on information compiled by the above named Competent Person and relates to Mineral Resources estimates as at 31 December 2011 disclosed in the BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011. The detailed breakdown of Spence Mineral Resources is 241mt @ 0.92% Cu Measured, 1,278mt @ 0.47% Cu Indicated, 1,174mt @ 0.39% Cu Inferred. Mr. Céspedes is a full time employee of BHP Billiton Limited, has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the JORC Code, and he is a member of the Australasian Institute of Mining & Metallurgy (AusIMM). The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which it appears.

(8)	Includes announced pre-commitment funding for projects in execution. All references to capital expenditure are BHP Billiton’s share.

(9)	Includes announced pre-commitment funding for the WAIO Outer Harbour Development. All references to capital expenditure are BHP Billiton’s share.

(10)	Unless otherwise stated, production volumes exclude suspended and sold operations.

News Release

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2011 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this release are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this release is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBIT margin, Underlying EBITDA interest coverage and Underlying effective tax rate. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

No Offer of Securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on Third Party Information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.

BHP Billiton Results for the half year ended 31 December 2011

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens	James Agar
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
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Kelly Quirke	Andrew Gunn
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Kelly.Quirke@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Fiona Martin	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Brendan.Harris@bhpbilliton.com

Ruban Yogarajah	Tara Dines
Tel: US +1 713 966 2907 or UK +44 20 7802 4033	Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Mobile: UK +44 7827 082 022	Email : Tara.Dines@bhpbilliton.com
email: Ruban.Yogarajah@bhpbilliton.com
Americas

Scott Espenshade
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Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
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bhpbilliton

resourcing the future

BHP Billiton Group Financial Report

For the half year ended 31 December 2011

BHP Billiton Financial Report for the half year ended 31 December 2011

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Income Statement

for the half year ended 31 December 2011

	Notes	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Revenue
Group production		35,690	32,350	67,903
Third party products	2	1,790	1,816	3,836

Revenue	2	37,480	34,166	71,739
Other income		359	279	531
Expenses excluding net finance costs		(22,150)	(19,930)	(40,454)

Profit from operations		15,689	14,515	31,816

Comprising:
Group production		15,615	14,452	31,718
Third party products		74	63	98

		15,689	14,515	31,816

Financial income	5	102	118	245
Financial expenses	5	(485)	(489)	(806)

Net finance costs	5	(383)	(371)	(561)

Profit before taxation		15,306	14,144	31,255

Income tax expense		(4,803)	(3,118)	(6,481)
Royalty related taxation (net of income tax benefit)		(462)	(340)	(828)

Total taxation expense	6	(5,265)	(3,458)	(7,309)

Profit after taxation		10,041	10,686	23,946

Attributable to non-controlling interests		100	162	298
Attributable to members of BHP Billiton Group		9,941	10,524	23,648

Earnings per ordinary share (basic) (US cents)	7	186.8	189.2	429.1
Earnings per ordinary share (diluted) (US cents)	7	186.0	188.6	426.9

Dividends per ordinary share – paid during the period (US cents)	8	55.0	45.0	91.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	55.0	46.0	101.0

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Comprehensive Income

for the half year ended 31 December 2011

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Profit after taxation	10,041	10,686	23,946
Other comprehensive income
Actuarial (losses)/gains on pension and medical schemes	(44)	76	(113)
Available for sale investments:
Net valuation losses taken to equity	(32)	(118)	(70)
Net valuation losses/(gains) transferred to the income statement	1	(37)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	(2)	11	19
Tax recognised within other comprehensive income	(58)	68	120

Total other comprehensive income for the period	(135)	—	(91)

Total comprehensive income	9,906	10,686	23,855

Attributable to non-controlling interests	98	152	284
Attributable to members of BHP Billiton Group	9,808	10,534	23,571

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Balance Sheet

as at 31 December 2011

	31 December 2011 US$M	31 December 2010 US$M	30 June 2011 US$M
ASSETS
Current assets
Cash and cash equivalents	3,616	16,156	10,084
Trade and other receivables	8,056	7,876	8,197
Other financial assets	748	441	264
Inventories	6,405	5,620	6,154
Current tax assets	169	153	273
Other	360	332	308

Total current assets	19,354	30,578	25,280

Non-current assets
Trade and other receivables	2,038	1,581	2,093
Other financial assets	1,692	1,449	1,602
Inventories	408	355	363
Property, plant and equipment	95,601	59,174	68,468
Intangible assets	1,162	778	904
Deferred tax assets	3,551	4,177	3,993
Other	161	180	188

Total non-current assets	104,613	67,694	77,611

Total assets	123,967	98,272	102,891

LIABILITIES
Current liabilities
Trade and other payables	10,541	6,743	9,718
Interest bearing liabilities	6,354	1,831	3,519
Other financial liabilities	576	607	288
Current tax payable	2,873	2,451	3,693
Provisions	2,174	1,972	2,256
Deferred income	223	273	259

Total current liabilities	22,741	13,877	19,733

Non-current liabilities
Trade and other payables	456	498	555
Interest bearing liabilities	18,713	14,125	12,388
Other financial liabilities	88	140	79
Deferred tax liabilities	8,137	3,872	2,683
Provisions	8,824	8,296	9,269
Deferred income	391	471	429

Total non-current liabilities	36,609	27,402	25,403

Total liabilities	59,350	41,279	45,136

Net assets	64,617	56,993	57,755

EQUITY
Share capital – BHP Billiton Limited	1,183	1,227	1,183
Share capital – BHP Billiton Plc	1,069	1,113	1,070
Treasury shares	(535)	(531)	(623)
Reserves	1,853	1,838	2,001
Retained earnings	59,886	52,445	53,131

Total equity attributable to members of BHP Billiton Group	63,456	56,092	56,762
Non-controlling interests	1,161	901	993

Total equity	64,617	56,993	57,755

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Cash Flow Statement

for the half year ended 31 December 2011

	Half year ended 31 December 2011 US$M	Half year ended 31 December 2010 US$M	Year ended 30 June 2011 US$M
Operating activities
Profit before taxation	15,306	14,144	31,255
Adjustments for:
Non-cash exceptional items	—	19	(150)
Depreciation and amortisation expense	3,035	2,428	5,039
Net gain on sale of non-current assets	(87)	(44)	(41)
Impairments of property, plant and equipment, financial assets and intangibles	19	47	74
Employee share awards expense	125	108	266
Financial income and expenses	383	371	561
Other	(250)	(123)	(384)
Changes in assets and liabilities:
Trade and other receivables	788	(1,584)	(1,960)
Inventories	(194)	(298)	(792)
Trade and other payables	(556)	134	2,780
Net other financial assets and liabilities	(292)	99	46
Provisions and other liabilities	(704)	109	387

Cash generated from operations	17,573	15,410	37,081
Dividends received	11	14	12
Interest received	55	49	107
Interest paid	(301)	(248)	(562)
Income tax refunded	225	—	74
Income tax paid	(4,545)	(2,783)	(6,025)
Royalty related taxation paid	(738)	(249)	(607)

Net operating cash flows	12,280	12,193	30,080

Investing activities
Purchases of property, plant and equipment	(7,903)	(5,167)	(11,147)
Exploration expenditure	(1,097)	(452)	(1,240)
Exploration expenditure expensed and included in operating cash flows	716	363	981
Purchase of intangibles	(122)	(81)	(211)
Investment in financial assets	(243	(65)	(238)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	(12,549)	—	(4,807)

Cash outflows from investing activities	(21,198)	(5,402)	(16,662)
Proceeds from sale of property, plant and equipment	139	24	80
Proceeds from financial assets	92	84	118

Net investing cash flows	(20,967)	(5,294)	(16,464)

Financing activities
Proceeds from interest bearing liabilities	7,300	892	1,374
Proceeds from debt related instruments	—	67	222
Repayment of interest bearing liabilities	(1,701)	(1,057)	(2,173)
Proceeds from ordinary shares	18	18	32
Contributions from non-controlling interests	66	—	—
Purchase of shares by Employee Share Ownership Plan (“ESOP”) trusts	(323)	(327)	(469)
Share buy-back – BHP Billiton Limited	—	—	(6,265)
Share buy-back – BHP Billiton Plc	(83)	(254)	(3,595)
Dividends paid	(2,943)	(2,506)	(5,054)
Dividends paid to non-controlling interests	(56)	(48)	(90)

Net financing cash flows	2,278	(3,215)	(16,018)

Net (decrease)/increase in cash and cash equivalents	(6,409	3,684	(2,402)
Cash and cash equivalents, net of overdrafts, at beginning of period	10,080	12,455	12,455
Effect of foreign currency exchange rate changes on cash and cash equivalents	(64)	3	27

Cash and cash equivalents, net of overdrafts, at end of period	3,607	16,142	10,080

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2011

	Attributable to members of the BHP Billiton Group
For the half year ended 31 December 2011 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

Profit after taxation	—	—	—	—	9,941	9,941	100	10,041
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(42)	(42)	(2)	(44)
Net valuation losses on available for sale investments taken to equity	—	—	—	(32)	—	(32)	—	(32)
Net valuation losses on available for sale investments transferred to the income statement	—	—	—	1	—	1	—	1
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	(2)	—	(2)	—	(2)
Tax recognised within other comprehensive income	—	—	—	(113)	55	(58)	—	(58)

Total comprehensive income	—	—	—	(146)	9,954	9,808	98	9,906

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(323)	—	—	(323)	—	(323)
Employee share awards exercised net of employee contributions	—	—	328	(128)	(168)	32	—	32
Employee share awards forfeited	—	—	—	—	—	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	125	—	125	—	125
BHP Billiton Limited shares bought back and cancelled	—	—	—	—	—	—	—	—
BHP Billiton Plc shares bought back	—	—	—	—	—	—	—	—
BHP Billiton Plc shares cancelled	—	(1)	83	1	(83)	—	—	—
Distribution to option holders	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(2,948)	(2,948)	(56)	(3,004)
Equity contributed	—	—	—	—	—	—	126	126

Balance as at 31 December 2011	1,183	1,069	(535)	1,853	59,886	63,456	1,161	64,617

The accompanying notes form part of these half year financial statements.

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2011 (continued)

	Attributable to members of the BHP Billiton Group
For the half year ended 31 December 2010 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Profit after taxation	—	—	—	—	10,524	10,524	162	10,686
Other comprehensive income:
Actuarial gains on pension and medical schemes	—	—	—	—	76	76	—	76
Net valuation losses on available for sale investments taken to equity	—	—	—	(118)	—	(118)	—	(118)
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(27)	—	(27)	(10)	(37)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	11	—	11	—	11
Tax recognised within other comprehensive income	—	—	—	41	27	68	—	68

Total comprehensive income	—	—	—	(93)	10,627	10,534	152	10,686

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(327)	—	—	(327)	—	(327)
Employee share awards exercised net of employee contributions	—	—	321	(70)	(225)	26	—	26
Accrued employee entitlement for unvested awards	—	—	—	108	—	108	—	108
BHP Billiton Plc shares bought back	—	—	(254)	—	—	(254)	—	(254)
BHP Billiton Plc shares cancelled	—	(3)	254	3	(254)	—	—	—
Distribution to option holders	—	—	—	(16)	—	(16)	(10)	(26)
Dividends	—	—	—	—	(2,504)	(2,504)	(48)	(2,552)
Equity contributed	—	—	—	—	—	—	3	3

Balance as at 31 December 2010	1,227	1,113	(531)	1,838	52,445	56,092	901	56,993

BHP Billiton Financial Report for the half year ended 31 December 2011

Consolidated Statement of Changes in Equity

for the half year ended 31 December 2011 (continued)

	Attributable to members of the BHP Billiton Group
For the year ended 30 June 2011 US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity
Balance as at 1 July 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

Profit after taxation	—	—	—	—	23,648	23,648	298	23,946
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(105)	(105)	(8)	(113)
Net valuation (losses)/gains on available for sale investments taken to equity	—	—	—	(71)	—	(71)	1	(70
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	(38)	—	(38)	(9)	(47)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	19	—	19	—	19
Tax recognised within other comprehensive income	—	—	—	24	94	118	2	120

Total comprehensive income	—	—	—	(66)	23,637	23,571	284	23,855

Transactions with owners:
Purchase of shares by ESOP trusts	—	—	(469)	—	—	(469)	—	(469)
Employee share awards exercised net of employee contributions	—	—	454	(121)	(294)	39	—	39
Employee share awards forfeited	—	—	—	(9)	9	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	266	—	266	—	266
BHP Billiton Limited shares bought back and cancelled	(44)	—	—	—	(6,301)	(6,345)	—	(6,345)
BHP Billiton Plc shares bought back	—	—	(3,678)	—	—	(3,678)	—	(3,678)
BHP Billiton Plc shares cancelled	—	(46)	3,595	46	(3,595)	—	—	—
Distribution to option holders	—	—	—	(21)	—	(21)	(17)	(38)
Dividends	—	—	—	—	(5,126)	(5,126)	(90)	(5,216)
Equity contributed	—	—	—	—	—	—	12	12

Balance as at 30 June 2011	1,183	1,070	(623)	2,001	53,131	56,762	993	57,755

BHP Billiton Financial Report for the half year ended 31 December 2011

Notes to the Half Year Financial Statements

1. Accounting policies

This general purpose financial report for the half year ended 31 December 2011 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (“AASB”) and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2011 are not the statutory accounts of BHP Billiton for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditors and delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2011 annual financial statements contained within the Annual Report of the BHP Billiton Group, except for a change to the basis on which borrowings are classified as current or non-current. Borrowings otherwise due for repayment within 12 months of balance date are now classified as non-current only if the committed refinancing facility is with the same lender and on the same or similar terms. Under the previous policy, it was not necessary for such facilities to be with the same party for the borrowings to be classified as non-current. This change in policy was adopted in light of amendments to IAS1 ‘Presentation of Financial Statements’ recommended by the IASB, modifying criteria for the classification of such borrowings as current. Borrowings of US$2.8 billion drawn under the Group’s commercial paper program have therefore been classified as current with no impact on comparative amounts as the program was undrawn in all prior periods presented in the financial statements.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average	Average	Average
	Half year ended	Half year ended	Year ended	As at	As at	As at
	31 December	31 December	30 June	31 December	31 December	30 June
	2011	2010	2011	2011	2010	2011
Australian dollar (a)	1.03	0.94	0.99	1.01	1.02	1.07
Brazilian real	1.70	1.72	1.68	1.87	1.66	1.57
Canadian dollar	1.00	1.03	1.00	1.02	1.00	0.97
Chilean peso	491	496	486	520	468	470
Colombian peso	1,857	1,848	1,843	1,941	1,920	1,779
South African rand	7.61	7.13	7.01	8.18	6.63	6.80
Euro	0.72	0.76	0.73	0.77	0.75	0.69
UK pound sterling	0.63	0.64	0.63	0.65	0.65	0.62

(a)	Displayed as US$ to A$1 based on common convention.

BHP Billiton Financial Report for the half year ended 31 December 2011

2. Segment reporting

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Report for the half year ended 31 December 2011

2. Segment reporting (continued)

	Petroleum (a)	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group

US$M
Half year ended 31 December 2011
Revenue
Group production	6,596	1,798	5,043	654	1,318	11,969	1,084	4,386	2,682	—	35,530
Third party products	125	759	207	—	31	45	3	—	447	173	1,790
Rendering of services	33	—	—	—	—	117	—	4	6	—	160
Inter-segment revenue	—	—	—	—	9	18	—	—	—	(27)	—

Total revenue (b)	6,754	2,557	5,250	654	1,358	12,149	1,087	4,390	3,135	146	37,480

Underlying EBIT (c)	3,936	(67)	1,641	86	1	7,901	149	1,538	787	(283)	15,689

Net finance costs											(383)
Exceptional items											—

Profit before taxation											15,306

(a)	Total assets in Petroleum increased from US$18.6 billion at 30 June 2011 to US$42.4 billion at 31 December 2011, predominantly arising from the acquisition of Petrohawk Energy Corporation – refer to note 11.
(b)	Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.
(c)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

BHP Billiton Financial Report for the half year ended 31 December 2011

2. Segment reporting (continued)

				Diamonds						Group and
				and	Stainless					unallocated	BHP
			Base	Specialty	Steel			Metallurgical	Energy	items/	Billiton
US$M	Petroleum	Aluminium	Metals	Products	Materials	Iron Ore	Manganese	Coal	Coal	eliminations	Group
Half year ended 31 December 2010
Revenue
Group production	4,853	1,588	6,835	675	1,867	9,275	1,196	3,947	2,062	—	32,298
Third party products	46	755	232	—	37	41	—	—	499	206	1,816
Rendering of services	1	—	—	—	—	46	—	5	—	—	52
Inter-segment revenue	5	—	—	—	1	20	—	—	—	(26)	—

Total revenue (b)	4,905	2,343	7,067	675	1,905	9,382	1,196	3,952	2,561	180	34,166

Underlying EBIT (c)	2,854	17	3,580	221	357	5,811	430	1,453	334	(228)	14,829

Net finance costs											(371)
Exceptional items											(314)

Profit before taxation											14,144

BHP Billiton Financial Report for the half year ended 31 December 2011

2. Segment reporting (continued)

				Diamonds						Group and
				and	Stainless					unallocated	BHP
			Base	Specialty	Steel			Metallurgical	Energy	items/	Billiton
US$M	Petroleum	Aluminium	Metals	Products	Materials	Iron Ore	Manganese	Coal	Coal	eliminations	Group
Year ended 30 June 2011
Revenue
Group production	10,603	3,601	13,550	1,517	3,698	20,182	2,423	7,565	4,651	—	67,790
Third party products	127	1,620	602	—	158	93	—	—	851	385	3,836
Rendering of services	2	—	—	—	—	98	—	8	5	—	113
Inter-segment revenue	5	—	—	—	5	39	—	—	—	(49)	—

Total revenue (b)	10,737	5,221	14,152	1,517	3,861	20,412	2,423	7,573	5,507	336	71,739

Underlying EBIT (c)	6,330	266	6,790	587	588	13,328	697	2,670	1,129	(405)	31,980

Net finance costs											(561)
Exceptional items											(164)

Profit before taxation											31,255

BHP Billiton Financial Report for the half year ended 31 December 2011

3. Exceptional items

There were no exceptional items in the half year ended 31 December 2011.

	Gross	Tax	Net
Half year ended 31 December 2010	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Release of income tax provisions	—	138	138

	(314)	138	(176)

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the half year ended 31 December 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and was successful on all counts in the Federal Court and the Full Federal Court. The Hartley matter was settled with the ATO in September 2009. The ATO sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. Special leave was not sought by the ATO for the Boodarie Iron bad debt disallowance. In September 2010 the High Court granted special leave only in relation to the denial of the capital allowance claims on the Boodarie Iron project which resulted in a release of US$138 million from the Group’s income tax provisions in the half year ended 31 December 2010.

	Gross	Tax	Net
Year ended 30 June 2011	US$M	US$M	US$M
Exceptional items by category
Withdrawn offer for PotashCorp	(314)	—	(314)
Newcastle steelworks rehabilitation	150	(45)	105
Release of income tax provisions	—	718	718
Reversal of deferred tax liabilities	—	1,455	1,455

	(164)	2,128	1,964

Withdrawn offer for PotashCorp:

The Group withdrew its offer for PotashCorp on 15 November 2010 following the Board’s conclusion that the condition of the offer relating to receipt of a net benefit as determined by the Minister of Industry under the Investment Canada Act could not be satisfied. The Group incurred fees associated with the US$45 billion debt facility (US$240 million), investment bankers’, lawyers’ and accountants’ fees, printing expenses and other charges (US$74 million) in progressing this matter during the period up to the withdrawal of the offer, which were expensed as operating costs in the year ended 30 June 2011.

BHP Billiton Financial Report for the half year ended 31 December 2011

3. Exceptional items (continued)

Newcastle steelworks rehabilitation:

The Group recognised a decrease of US$150 million (US$45 million tax charge) to rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia) following a full review of the progress of the Hunter River Remediation Project and estimated costs to completion.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. The Group challenged the assessments and was successful on all counts before the Full Federal Court. The ATO obtained special leave in September 2010 to appeal to the High Court in respect of the denial of capital allowance claims made on the Boodarie Iron project. The Group’s position in respect of the capital allowance claims on the Boodarie Iron project was confirmed by the High Court in June 2011. As a result of these appeals, US$138 million was released from the Group’s income tax provision in September 2010 and US$580 million in June 2011.

Reversal of deferred tax liabilities:

Consistent with the functional currency of the Group’s operations, eligible Australian entities elected to adopt a US dollar tax functional currency from 1 July 2011. As a result, the deferred tax liability relating to certain US dollar denominated financial arrangements has been derecognised, resulting in a credit to income tax expense of US$1,455 million.

4. Interests in jointly controlled entities

Major shareholdings in jointly	Ownership interest at BHP Billiton Group
controlled entities	reporting date (a)			Contribution to profit after taxation
				Half year	Half year
				ended	ended	Year ended
	31 December	31 December	30 June	31 December	31 December	30 June
	2011	2010	2011	2011	2010	2011
	%	%	%	US$M	US$M	US$M

Mozal SARL	47.1	47.1	47.1	14	22	66
Compañia Minera Antamina SA	33.75	33.75	33.75	262	279	602
Minera Escondida Limitada	57.5	57.5	57.5	461	1,554	2,694
Samarco Mineração SA	50	50	50	549	479	906
Carbones del Cerrejón LLC	33.33	33.33	33.33	153	105	231
Other (b)				64	(140)	(172)

Total				1,503	2,299	4,327

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 31 December in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes the Group’s effective interest in the Richards Bay Minerals joint venture of 37.76 per cent (31 December 2010: 37.76 per cent; 30 June 2011: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 31 December 2010: 33.3 per cent; 30 June 2011: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 31 December 2010: 35.5 per cent; 30 June 2011: 35.5 per cent) and other immaterial jointly controlled entities.

BHP Billiton Financial Report for the half year ended 31 December 2011

5. Net finance costs

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts	9	11	19
Interest on all other borrowings	349	273	471
Finance lease and hire purchase interest	5	6	12
Dividends on redeemable preference shares	—	—	—
Discounting on provisions and other liabilities	228	206	411
Discounting on post-retirement employee benefits	60	63	128
Interest capitalised (a)	(143)	(139)	(256)
Fair value change on hedged loans	185	(130)	(140)
Fair value change on hedging derivatives	(184)	116	110
Exchange variations on net debt	(24)	83	51

	485	489	806

Financial income
Interest income	(53)	(67)	(141)
Expected return on pension scheme assets	(49)	(51)	(104)

	(102)	(118)	(245)

Net finance costs	383	371	561

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2011 the capitalisation rate was 2.79 per cent (31 December 2010: 3.20 per cent; 30 June 2011: 2.87 per cent).

6. Taxation

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
	US$M	US$M	US$M
Taxation expense including royalty related taxation
UK taxation expense	146	32	21
Australian taxation expense	3,707	1,726	3,503
Overseas taxation expense	1,412	1,700	3,785

Total taxation expense	5,265	3,458	7,309

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements described below, was US$5,265 million, representing an effective rate of 34.4 per cent (31 December 2010: 24.4 per cent; 30 June 2011: 23.4 per cent).

There were no exceptional items impacting taxation expense (31 December 2010: decrease of US$138 million;

30 June 2011: decrease of US$2,128 million).

Exchange rate movements increased taxation expense by US$70 million (31 December 2010: decrease of US$1,127 million; 30 June 2011: decrease of US$1,473 million). The decrease compared to prior periods is predominately due to eligible Australian entities electing to adopt a US dollar tax functional currency from 1 July 2011.

BHP Billiton Financial Report for the half year ended 31 December 2011

7. Earnings per share

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
Basic earnings per ordinary share (US cents)	186.8	189.2	429.1
Diluted earnings per ordinary share (US cents)	186.0	188.6	426.9
Basic earnings per American Depositary Share (US cents) (a)	373.6	378.4	858.2
Diluted earnings per American Depositary Share (US cents) (a)	372.0	377.2	853.8
Basic earnings (US$M)	9,941	10,524	23,648
Diluted earnings (US$M)	9,941	10,536	23,648

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
	Million	Million	Million
Weighted average number of shares
Basic earnings per ordinary share denominator	5,323	5,563	5,511
Shares and options contingently issuable under employee share ownership plans	23	25	29

Diluted earnings per ordinary share denominator	5,346	5,588	5,540

(a)	Each American Depositary Share represents two ordinary shares.

8. Dividends

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
	US$M	US$M	US$M
Dividends paid/payable during the period
BHP Billiton Limited	1,780	1,511	3,076
BHP Billiton Plc – Ordinary shares	1,168	993	2,003
– Preference shares (a)	—	—	—

	2,948	2,504	5,079

Dividends declared in respect of the period
BHP Billiton Limited	1,780	1,545	3,331
BHP Billiton Plc – Ordinary shares	1,168	1,012	2,183
– Preference shares (a)	—		—

	2,948	2,557	5,514

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2010: 5.5 per cent; 30 June 2011: 5.5 percent).

BHP Billiton Financial Report for the half year ended 31 December 2011

8. Dividends (continued)

	Half year ended	Half year ended	Year ended
	31 December	31 December	30 June
	2011	2010	2011
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	55.0	45.0	45.0
Interim dividend	N/A	N/A	46.0

	55.0	45.0	91.0

Dividends declared in respect of the period (per share)
Interim dividend	55.0	46.0	46.0
Final dividend	N/A	N/A	55.0

	55.0	46.0	101.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 8 February 2012, BHP Billiton declared an interim dividend of 55.0 US cents per share (US$2,948 million), which will be paid on 22 March 2012 (31 December 2010: 46.0 US cents per share – US$2,557 million; 30 June 2011: 55.0 US cents per share – US$2,957 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9. Share capital

On 15 November 2010, BHP Billiton announced the reactivation of the remaining US$4.2 billion component of its previously suspended US$13 billion buy-back program and subsequently announced an expanded US$10 billion capital management program on 16 February 2011. This expanded program was completed on 29 June 2011 through a combination of on-market and off-market buy-backs. As at 30 June 2011, there were 2,181,737 shares (US$83 million) in BHP Billiton Plc bought back on-market which were cancelled during the half year ended 31 December 2011.

10. Subsequent events

On 1 February 2012, the Group announced that it had exercised an option to sell its 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto. Completion of the sale is conditional upon the fulfilment of customary regulatory approvals with the final consideration to be determined according to an agreed valuation process.

Other than the matter outlined above, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Billiton Financial Report for the half year ended 31 December 2011

11. Business combinations

Major business combinations completed during the half year ended 31 December 2011 were:

Petrohawk Energy Corporation

On 14 July 2011, the Group announced it had entered into a definitive agreement to acquire Petrohawk Energy Corporation (Petrohawk) by means of an all-cash tender offer for all of the issued and outstanding shares of Petrohawk. The acquisition date of Petrohawk by the Group was 20 August 2011.

Petrohawk is an oil and natural gas company based in the United States. It owns a number of shale gas assets in Texas and Louisiana and associated midstream pipeline systems. This acquisition provides the Group with operated positions in the resource areas of the Eagle Ford shale, Haynesville shale and the Permian Basin.

Petrohawk was purchased for total consideration of US$12,005 million consisting of US$11,690 million for existing shares and US$315 million for settlement of outstanding options, restricted stock and stock appreciation rights (collectively referred to as employee awards). The vesting of the employee awards was accelerated at the acquisition date pursuant to a change of control clause in the original Petrohawk employee award plans. As a result, all of the consideration for settlement of such awards was included in purchase consideration. The terms of the acquisition agreement did not include any contingent consideration.

Acquisition related costs of US$40 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

The provisionally determined fair values of the assets and liabilities acquired as of the date of acquisition are as follows:

US$M
ASSETS
Cash and cash equivalents	10
Trade and other receivables (a)	322
Other financial assets	240
Inventories	59
Property, plant and equipment/Intangible assets – goodwill (b)	21,017
Other assets	68

Total assets	21,716

LIABILITIES
Trade and other payables	645
Interest bearing liabilities	3,800
Other financial liabilities	7
Current tax payable	62
Deferred tax liabilities (c)	5,049
Provisions	88

Total liabilities	9,651

Identifiable net assets acquired	12,065
less non-controlling interest share of identifiable net assets acquired	(60)

Net consideration paid	12,005
Cash and cash equivalents acquired	(10)

Net cash consideration paid	11,995

(a)	The gross contractual amount for trade and other receivables was US$325 million of which US$3 million was not expected to be collected at acquisition date.
(b)	The majority of property, plant and equipment relates to oil and gas properties which are still in the process of being valued. The allocation of fair value between property, plant and equipment and goodwill will be finalised within 12 months of the acquisition.
(c)	The difference between the provisional fair values of the oil and gas properties acquired and the corresponding tax base gives rise to a deferred tax liability.

BHP Billiton Financial Report for the half year ended 31 December 2011

11. Business combinations (continued)

The fair values are provisional pending completion of the valuation process. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

The Group has entered into certain retention arrangements with the employees of Petrohawk. Pursuant to these arrangements, the Group will make retention payments at different intervals, subject to mandatory service requirements, and grant restricted share awards in BHP Billiton Limited with vesting dates ranging from 31 December 2012 to 22 August 2014. All retention benefits paid to employees will be accounted for as a post-combination employee benefits expense in the Consolidated Income Statement, of which US$34 million has been expensed since the acquisition date.

From the date of the acquisition to 31 December 2011, revenue of US$729 million and profit after taxation of US$39 million were included in the Consolidated Income Statement with regards to Petrohawk.

HWE Mining

On 30 September 2011, the Group finalised the purchase of the HWE mining services business (HWE Mining), comprising three entities and other property, plant and equipment, which provide contract mining services to the Group’s Western Australian Iron Ore (WAIO) joint ventures, from Leighton Holdings Limited (Leighton Holdings). The acquisition was funded by the Group’s available cash and control was obtained through the purchase of all the issued share capital of the acquired entities.

The acquisition relates to the mining equipment and related assets that service the Area C, Yandi and Orebody 23/25 operations and is consistent with the Group’s previously stated intention to move the WAIO business from contract mining to owner-operator mining.

Acquisition related costs of US$16 million have been expensed and included in other operating expenses in the Consolidated Income Statement.

The provisionally determined fair values of the assets and liabilities acquired as of the date of acquisition are as follows:

US$M
ASSETS
Trade and other receivables (a)	7
Inventories	44
Property, plant and equipment	380
Intangibles – goodwill	171
Deferred tax assets	9

Total assets	611

LIABILITIES
Interest bearing liabilities	109
Provisions	31
Deferred income	22

Total liabilities	162

Identifiable net assets acquired	449

Net cash consideration paid	449

(a)	This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.

The consideration paid was in excess of the provisional estimates of fair value of the identifiable assets and liabilities and therefore goodwill of US$171 million has been provisionally recognised in respect of the acquisition. The goodwill is attributable to the skilled work force and the expected synergies to result from an in-house mining workforce, improved safety and the management of costs. None of the goodwill recognised is expected to be deductible for tax purposes.

The fair values are provisional pending completion of the valuation process. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

BHP Billiton Financial Report for the half year ended 31 December 2011

11. Business combinations (continued)

Prior to the acquisition, the Group and HWE Mining were parties to a contract under which HWE Mining supplied contract mining services to the Group. At the time of acquisition, the Group, as manager of the WAIO joint ventures, agreed to settle outstanding claims which amounted to US$241 million. This resulted in US$120 million being recognised in other operating expenses in the Consolidated Income Statement during the half year ended 31 December 2011, with the remaining balance having been accrued in prior periods. The settlement amount was based on mutually agreed claims using commercial rates and extinguished any right for Leighton Holdings to make retrospective claims for work performed prior to the acquisition date.

A payment of US$17 million was made to Leighton Holdings for transitional services to be provided post acquisition. This payment has been treated as a prepayment, will be amortised over its period of use and is included within other current assets in the Consolidated Balance Sheet.

From the date of the acquisition to 31 December 2011, revenue of US$304 million, which includes US$246 million of intercompany revenues, and profit after taxation of US$43 million were included in the Consolidated Income Statement with regards to HWE Mining.

Notional financial information

The revenue and profit after taxation of the combined Group for the half year ended 31 December 2011 as though the acquisition date for all business combinations that occurred during the half year had been as of 1 July 2011 are US$37.8 billion and US$10.1 billion.

Business combination during the year ended 30 June 2011

Fayetteville Shale gas

On 31 March 2011, the Group completed the acquisition of 100 per cent of Chesapeake Energy Corporation’s interests in its Fayetteville Shale gas assets, and associated midstream pipeline system. The fair values of assets and liabilities acquired as presented at 30 June 2011 remain provisional due to the complexity of the valuation process. There have been no significant adjustments to the provisional fair values as at 31 December 2011. The finalisation of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition.

BHP Billiton Financial Report for the half year ended 31 December 2011

Directors’ Report

The Directors present their report together with the half year financial statements for the half year ended 31 December 2011 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December 2011 and likely future developments are given on pages 1 to 17. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:

–	Fluctuations in commodity prices and impacts of the global financial crisis	–	Fluctuations in currency exchange rates
–	Failure to discover new reserves, maintain or enhance existing reserves or develop new operations	–	Influence of China and impact of a slowdown in consumption
–	Actions by governments or political events in the countries in which we operate	–	Inability to successfully integrate acquired businesses
–	Inability to recover investments in mining and oil and gas projects	–	Non-compliance to the Group’s standards by non-controlled assets
–	Operating cost pressures and shortages could negatively impact our operating margins and expansion plans	–	Unexpected natural and operational catastrophes
–	Climate change and greenhouse effects	–	Inadequate human resource talent pool
–	Breaches in information technology security processes	–	Breaches in governance processes
–	Impact of health, safety and environmental exposures and related regulations on operations and reputation	–	The Group’s commercial counterparties may not meet their obligations
–	Increased costs and schedule delays to our development projects

Further information on the above risks and uncertainties can be found on pages 7 to 10 of the Group’s Annual Report for the year ended 30 June 2011, a copy of which is available on the Group’s website at www.bhpbilliton.com.

Dividend

Full details of dividends are given on pages 36 to 37.

Board of Directors

The Directors of BHP Billiton at any time during or since the end of the half year are:

Mr J Nasser – Chairman since March 2010 (a Director since June 2006)	Mr M J Kloppers – an Executive Director since January 2006
Mr M W Broomhead – a Director since March 2010	Mr L P Maxsted – a Director since March 2011
Dr J G Buchanan – a Director since February 2003	Mr W W Murdy – a Director since June 2009
Mr C A Cordeiro – a Director since February 2005	Mr K C Rumble – a Director since September 2008
Mr D A Crawford – a Director since May 1994	Dr J M Schubert – a Director since June 2000
Ms C J Hewson – a Director since March 2010	Baroness S Vadera – a Director since January 2011

BHP Billiton Financial Report for the half year ended 31 December 2011

Auditor’s independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 44 and forms part of this Directors’ Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman	M Kloppers – Chief Executive Officer
Dated this 8th day of February 2012

BHP Billiton Financial Report for the half year ended 31 December 2011

Directors’ Declaration of Responsibility

The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

(a)	the half year financial statements and notes, set out on pages 21 to 40, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2011 and of its performance for the half year ended on that date;

(b)	the Directors’ Report, which incorporates the Review of Operations on pages 1 to 17, includes a fair review of the information required by:

(i)	DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)	DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman

M Kloppers – Chief Executive Officer

Dated this 8th day of February 2012

BHP Billiton Financial Report for the half year ended 31 December 2011

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2011 there have been:

i.	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

ii.	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.

KPMG

Martin Sheppard

Partner

Melbourne

8 February 2012

BHP Billiton Results for the half year ended 31 December 2011

Independent Review Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Introduction

For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc, and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2011.

We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2011 (“half-year financial statements”), set out on pages 21 to 40, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 11. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG Australia has also reviewed the Directors’ Declaration of Responsibility set out on page 43 in relation to Australian regulatory requirements contained in section (a) and (c) of the Directors’ Declaration of Responsibility.

Directors’ Responsibilities

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

•	in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Services Authority (“the UK FSA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (“EU”); and

•	in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Respective Responsibilities of KPMG UK and KPMG Australia

KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FSA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.

KPMG Australia has performed an independent review of the half-year financial statements and Directors’ Declaration of Responsibility in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half-year financial statements and Directors’ Declaration of Responsibility are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.

BHP Billiton Financial Report for the half year ended 31 December 2011

Scope of Review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Reports performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.

A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2011 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FSA.

Simon Figgis

For and on behalf of KPMG Audit Plc

Chartered Accountants

London

8 February 2012

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and Directors’ Declaration of Responsibility of the Group are not in accordance with the Australian Corporations Act 2001, including:

a)	giving a true and fair view of the Group’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

KPMG

Martin Sheppard

Partner

Melbourne

8 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 8, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary